K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

February 7, 2019

VIA EDGAR

Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Cambria ETF Trust File No. 811-22704

Dear Ms. Fettig:

On behalf of our client, Cambria ETF Trust (the “Trust”), we are responding to Staff comments we received telephonically on November 27, 2018 regarding the Trust’s Annual Report to Shareholders dated April 30, 2018 (the “Annual Report”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 9, 2018, and relates to the Cambria Shareholder Yield ETF, Cambria Foreign Shareholder Yield ETF, Cambria Global Value ETF, Cambria Global Momentum ETF, Cambria Global Asset Allocation ETF, Cambria Value and Momentum ETF, Cambria Sovereign Bond ETF, Cambria Emerging Shareholder Yield ETF, Cambria Tail Risk ETF and Cambria Core Equity ETF (each, a “Fund” and, collectively, the “Funds”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

General

1.

Comment: Please review and update, as appropriate, the EDGAR registration status (i.e., “active” or “inactive”) of each fund registered as a series of the Trust. For example, if a fund has been liquidated, please mark that fund as “inactive” on the EDGAR system.

Response: The Trust has reviewed and updated, as appropriate, the EDGAR registration status of each fund registered as a series of the Trust. Each fund that has withdrawn its registration statement has been marked as “inactive”.

February 7, 2019

Annual Report

2.

Comment: On page 32 of the Annual Report, under the Schedule of Investments for Cambria Global Value ETF, the Staff notes that the dividend rate has not been disclosed for the Fund’s preferred stock. Please explain why the dividend rate has not been provided in light of Regulation S-X, article 12-12, footnote 4.

Response: The Trust notes that the dividend rates are not available for the preferred stocks identified. Going forward, the Trust will add the footnote “there is currently no rate available,” when applicable.

3.

Comment: On pages 34 and 36 of the Annual Report, under the Schedule of Investments for Cambria Global Momentum ETF and Cambria Global Asset Allocation ETF, the Staff notes that each Fund has extensive ETF holdings, but the ETFs listed in the Schedule are not categorized. Per Regulation S-X, article 12-12, footnote 2, please categorize the ETFs by “the related industry, country, or geographic region of the investment.”

Response: The Trust will make the requested change in the Annual Report to Shareholders for the fiscal year ended April 30, 2019 (the “2019 Annual Report”) and will categorize each Fund’s ETF holdings in accordance with footnote 2 of article 12-12 of Regulation S-X in the Funds’ future shareholder reports.

4.

Comment: On pages 35 and 37 of the Annual Report, under the Schedule of Investments for Cambria Global Momentum ETF and Cambria Global Asset Allocation ETF, the Staff notes that the table reflecting transactions with affiliated companies does not include certain information required by columns B (i.e., number of shares held at close of period) and E (i.e., the inclusion of capital gain distributions) of Regulation S-X, article 12-14. In addition, please note that this comment repeats, in part, a prior comment from the SEC staff provided to the Trust on July 28, 2015. The Staff notes that the Trust acknowledged and accepted the comment related to column E in its correspondence to the staff dated May 4, 2016 (the “2016 Response Letter”).

Response: The Trust believes that the affiliated table represents the key elements of Regulation S-X, article 12-14, which is the market value roll forward. Specifically, the table has the prior period market values and rolls to the current period values by adding purchases, subtracting sales and adding the realized/unrealized gain/(loss). Furthermore, the Trust believes it has conformed with the spirit of the guidance, as all the information is presented in separate sections of the financial statements. While the shares and capital gains distributions are not listed on the table, they can be found on the Schedule of Investments and Statement of Operations, respectively.

5.

Comment: On page 47 of the Annual Report, under the Schedule of Investments for Cambria Emerging Shareholder Yield ETF, the Staff notes that one security (Samsung Electronics) is footnoted with a (B) to indicate that the security was “fair valued.” Please explain (i) if this footnote is meant to comply with Regulation S-X, article 12-12, footnote 8, and (ii) why this security is a level 1 security, not level 3?

February 7, 2019

Response: The Samsung Electronics holding was inadvertently flagged as a level 3 security and footnoted with a (B) to indicate it was “fair valued,” but the Samsung Electronics holding was actually a level 1 security valued using a vendor price. Accordingly, the Samsung Electronics holding was not a restricted security and the inclusion of footnote (B) in the Fund’s Schedule of Investments was in error and, thus, did not need to comply with article 12-12, footnote 8 of Regulation S-X.

6.

Comment: On page 49 of the Annual Report, under the Schedule of Investments for Cambria Emerging Shareholder Yield ETF, please revise the last paragraph on the page to provide additional detail with respect to “transfers out of Level 3 due to changes in the availability of observable inputs to determine fair value.” In addition, please note that this comment repeats a prior comment from the SEC staff that the Trust acknowledged and accepted in the 2016 Response Letter.

Response: The Trust has made the requested change in the Semi-Annual Report for the period ended October 31, 2018 (the “Semi-Annual Report”) and will provide additional detail with respect to transfers in and out of Level 3 going forward. The Trust should have used the following note, which will be included in future filings as appropriate: “The primary reason for changes in the classifications between Levels 1 and 3 occurs when foreign equity securities are fair valued using other observable market based inputs in place of the closing exchange price due to a halt or events occurring after the close of the exchange or market on which the investment is principally traded.”

7.

Comment: On page 66 of the Annual Report, under “Notes to Financial Statements,” please review and update the investment objective for the Cambria Shareholder Yield ETF to reflect that the Fund is no longer actively managed. Please also address what controls are in place to make sure annual reports and prospectuses are consistent and updated appropriately.

Response: The Trust has made the requested change in the Semi-Annual Report. With respect to controls, the Trust’s annual and semi-annual shareholder reports are prepared by the Trust’s administrator and different sections of the reports are reviewed by the Funds’ investment adviser, independent fund accounting firm, and fund counsel. On a going forward basis, fund counsel will expand its role as reviewer so as to provide consistent disclosure across the Funds’ shareholder reports and prospectuses.

8.

Comment: On page 66 of the Annual Report, under “Notes to Financial Statements,” please revise the last sentence of the first paragraph of Note 1 to reflect that Cambria Sovereign Bond ETF is a non-diversified fund. In addition, please explain how Cambria Sovereign Bond ETF complies with IRS diversification rules based on its holdings.

Response: The Trust has revised Note 1 in the Semi-Annual Report to reflect that the Cambria Sovereign Bond ETF is a non-diversified fund. Further, we note that the Cambria Sovereign Bond ETF was in compliance with IRS diversification rules as of the end of the most recent fiscal year. The Fund disposed of sufficient positions that caused the failure within the 30-day grace period as provide by IRC Section 851(d)(1) and hence the Fund remained in full compliance as of April 30, 2018.

9.

Comment: On page 69 of the Annual Report, under “Notes to Financial Statements,” the Staff notes the inclusion of a section titled “Options Written/Purchased.” In future filings, please provide additional details that explain why the Funds invest in these types of derivatives during the fiscal year.

February 7, 2019

Response: The Trust will make the requested change in the 2019 Annual Report and its future shareholder reports.

10.

Comment: On page 71 of the Annual Report, under “Notes to Financial Statements,” the Staff notes the inclusion of a section titled “Related Parties.” In future filings, please remove any “marketing” disclosure such as the last sentence in the first paragraph.

Response: The Trust has made the requested change in the Semi-Annual Report. The Trust will seek to exclude such “marketing” disclosure from future shareholder reports.

11.

Comment: On page 71 of the Annual Report, under “Notes to Financial Statements,” the Staff notes the inclusion of a section titled “Related Parties.” In future filings, please disclose how often management fees are paid (e.g., quarterly, monthly).

Response: Management fees are paid monthly. The Trust has made the requested change in the Semi-Annual Report and will include this language in future shareholder reports.

12.

Comment: On page 81 of the Annual Report, under “Disclosure of Fund Expenses,” the Staff notes that the disclosure required by Item 27(d)(1) of Form N-1A should be tailored for ETFs per Instruction 1(e).

Response: The Trust has made the requested change in the Semi-Annual Report and will include this language in future shareholder reports.

13.

Comment: The Staff notes that Instruction 4 to Item 27(b)(7)(iv) of Form N-1A requires the inclusion of a “statement that the data presented represents past performance and cannot be used to predict future results.” In addition, please note that this comment repeats a prior comment from the SEC staff that the Trust acknowledged and accepted in the 2016 Response Letter.

Response: The Trust has made the requested change in the Semi-Annual Report and will include this language in future shareholder reports.

14.

Comment: The Staff notes that Item 27(b)(7)(iv) of Form N-1A requires the Funds to include in its report either a (i) table showing the number of days the market price for Fund Shares was greater than the Fund’s NAV (i.e., the premium or discount) for the most recently completed five fiscal years or (ii) link to a publicly accessible, free of charge, website where investors can obtain this information for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter). The Staff notes that the Funds’ website does not appear to include this information for the required time period. Please note that this comment repeats a prior comment from the SEC staff that the Trust acknowledged and accepted in the 2016 Response Letter.

Response: The Trust notes that, in accordance with Item 27(b)(7)(iv) of Form N-1A, the Annual Report included tables showing the number of days the market price for each Fund’s Shares were greater and less than the Fund’s NAV for the most recently completed five fiscal years. Accordingly, the Funds do not need to include a link to a website with the Item 11(g)(2) premium/discount information. That said, each Fund’s premium/discount webpage (e.g., http://www.cambriafunds.com/syld-premium-discount) will continue to include the information required by Item 11(g)(2) of Form N-1A.

February 7, 2019

15.	Comment: The Staff notes that the Annual Report should include the disclosure required by Item 5 of Form N-CSR related to its audit committee.

Response: The Trust will make the requested change in the 2019 Annual Report and its future shareholder reports.

16.	Comment: Please describe the controls in place to make sure annual reports and prospectuses are consistent and updated appropriately and in a timely manner.

Response: As noted in our response to Comment 7, the Trust’s annual and semi-annual shareholder reports are prepared by the Trust’s administrator and different sections of the reports are reviewed by the Funds’ investment adviser, independent fund accounting firm, and fund counsel. On a going forward basis, fund counsel will expand its role as reviewer in an effort to provide consistent disclosure across the Funds’ shareholder reports and prospectuses.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,
/s/ K. Michael Carlton
K. Michael Carlton

cc:	W. John McGuire, Esq. Eric Kleinschmidt